FORM 4

(   )    Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).



                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                                                    |-------------------------|
                                                    |       OMB APPROVAL      |
                                                    |-------------------------|
  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP      |OMB NUMBER:  3235-0287   |
                                                    |EXPIRES:                 |
     Filed pursuant to Section 16(a) of the         |      JANUARY 31, 2005   |
        Securities Exchange Act of 1934,            |ESTIMATED AVERAGE        |
       Section 17(a) of the Public Utility          |BURDEN HOURS             |
           Holding Company Act of 1935              |PER RESPONSE  . . .  0.5 |
       or Section 30(f) of the Investment           |-------------------------|
               Company Act of 1940


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1.   Name and Address of Reporting Person

               Kennedy                     John                      F.
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               (Last)                     (First)                 (Middle)

      c/o Net Perceptions, Inc., 7700 France Avenue South
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                            (Street)

              Edina                       Minnesota                 55435
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             (City)                       (State)                   (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

      Net Perceptions, Inc. (NETP)

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3.   I.R.S. Identification Number of Reporting Person, if an entity
     (Voluntary)

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4.   Statement for Month/Year

      May/2002

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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
      (X)     Director
      ( )     10% Owner
      ( )     Officer (give title below)
      ( )     Other (specify title below)

              ------------------------------

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7.   Individual, or Joint Group Filing (Check Applicable Line)
      (X)      Form filed by One Reporting Person
      ( )      Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED

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1.   Title of Security (Instr. 3)

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2.   Transaction Date (Month/Day/Year)

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3.   Transaction Code (Instr. 8)

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4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

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5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

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6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)


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7.   Nature of Indirect Beneficial Ownership (Instr. 4)

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.   Title of Derivative Security (Instr. 3)

      Stock Option (Right to Buy)

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2.   Conversion or Exercise Price of Derivative Security

      $1.19

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3.   Transaction Date (Month/Day/Year)

      5/30/2002

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4.   Transaction Code (Instr. 8)

      A;V

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5.   Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.
     3, 4, and 5)

     Granted option to purchase 15,000 shares of Common Stock (A)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

    5/30/2002; 5/30/2012

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Common Stock; 15,000 shares

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8.   Price of Derivative Securities (Instr. 5)

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9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

     15,000

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10.  Ownership Form of Derivative Securities Beneficially Owned at End of
     Month (Instr. 4)

     Direct

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11.  Nature of Indirect Beneficial Ownership (Instr. 4)

     Not applicable

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EXPLANATION OF RESPONSES:


/s/ Sharri E. Major, as attorney-in-fact                June 7, 2002
-------------------------------------------    ------------------------------
** SIGNATURE OF REPORTING PERSON                          DATE


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*  IF THIS FORM IS FILED BY MORE THAN ONE REPORTING PERSON, SEE INSTRUCTION
   4(b)(v)

** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL
   VIOLATIONS.  SEE 18, U.S.C. 1001 AND 15 U.S.C. 78ff(a).

NOTE:    FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE
         MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.


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